

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 29, 2007

Mr. John M. Longmire
Senior Vice President and Chief Financial Officer
RAM Energy Resources, Inc.
5100 East Skelly Drive, Suite 650
Tulsa, OK 74135

> **Re:** **RAM Energy Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 000-50682**

Dear Mr. Longmire:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 35

1.   We note your disclosure stating that your oil production decreased by 5%, your NGL production decreased by 16%, and your natural gas production decreased by 12%, for the year ended December 31, 2006, compared to the year ended December 31, 2005. Please expand your disclosure to discuss the underlying reasons for the decreases in production, to comply with Item 303(a)(3) of Regulation S-K.

Financial Statements, page 44

Note A – Summary of Significant Accounting Policies, Organization and Basis of Presentation, page 51

Note 1 – Nature of Operations and Organization, page 51

2.   We note the stockholders of RAM Energy, Inc. received 25,600,000 shares of Tremisis Energy Acquisition Corp.'s common stock and $30 million in cash upon consummation of a merger on May 8, 2006. We understand you have accounted for the merger as a reverse acquisition, treated as a recapitalization of Ram Energy, Inc. However, your statements of stockholders' deficit reflect the historical shares held by the Tremisis shareholders, rather than the shares issued in the merger with RAM Energy Inc., the accounting acquirer. Accounting for a reverse recapitalization typically requires that the past share activity of the entity gaining control be recast using the exchange ratio to reflect the equivalent number of shares received in the acquisition, while also adjusting common stock and additional paid-in capital for any difference in par value of the stock.

On a related point, please tell us whether all shares of common stock offered in your Form S-1, filed on November 22, 2006, have been sold. If not, you may need to file a post-effective amendment to your Form S-1 to reflect any corresponding revisions made to your Form 10-K, with respect to the accounting for the reverse merger.

Note 3 – Properties and Equipment, page 51

3.   We note that you follow the full cost method of accounting for your oil and
        natural gas operations. Please include the disclosures required by Rule 4-
        10(c)(7)(ii) of Regulation S-X for full cost companies.

Note 5 – Natural Gas Sales and Gas Imbalances, page 52

4.   We note your disclosure stating your natural gas net underproduced position had
        an asset value of $262,000 and $237,000, at December 31, 2006 and 2005,
        respectively, which you recorded in other assets on the balance sheets. Please tell
        us why you classified these imbalances as non-current assets, as it is our
        understanding that these imbalances typically settle within the current period.

Note I – Income Taxes, page 62

5.   Please provide us with a reconciliation of your net deferred tax liability amount
        presented here, totaling $17,044, and the corresponding amount of $26,677
        reflected on your balance sheet.

Note O – Share-Based Compensation, page 66

6.   We note you adopted the provisions of SFAS 123R, effective January 1, 2006.
        Please include the disclosures required by paragraphs 64 and 65, and paragraphs
        A240 and A241 of SFAS 123R, as applicable.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

Mr. John M. Longmire
RAM Energy Resources, Inc.
May 29, 2007
Page 4

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Tracie Towner, at (202) 551-3744, or Donald F. Delaney, at
(202) 551-3863, if you have questions regarding comments on the financial statements
and related matters. Please contact me at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief